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                                August 30, 2021

       Erik S. Nelson
       Chief Executive Officer, President, and Director
       UAN Power Corp
       2030 Powers Ferry Road SE, Suite #212
       Atlanta, GA 30339

                                                        Re: UAN Power Corp
                                                            Registration
Statement on Form 10-12g
                                                            Filed August 4,
2021
                                                            File No. 000-54334

       Dear Mr. Nelson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12g

       Item 1.A Risk Factors, page 6

   1. We note the statement on page 13 in the risk factor on Rule 144 that you are registering all of the shares
outstanding so your officers will be able to sell their shares if this registration statement becomes
effective. Please revise, as this registration statement is registering the class of securities
under the Securities Exchange Act of 1934 and is not registering the shares held by your
officers. Therefore, Rule 144 would continue to apply to your officers. Please
reconcile. In addition, please provide clear disclosure that Rule 144 is not available to shell
companies.
 Erik S. Nelson
FirstName
UAN PowerLastNameErik   S. Nelson
             Corp
Comapany
August  30, NameUAN
            2021      Power Corp
August
Page 2 30, 2021 Page 2
FirstName LastName
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 24

2. We note the disclosure in footnote 5 that each share of preferred stock is convertible into
         5,000 shares of common stock and that the certificate of designation indicates the preferred shares will vote with the common stock the number of shares of common stock into which they are convertible. Please revise the beneficial ownership table to reflect in the common stock ownership the conversion of the preferred stock owned by Mr. Nelson.
         Please also revise to include the common stock underlying the class A and class B warrants, to the extent they are exercisable within 60 days. See Instruction 1 to Item 403 of Regulation S-K and Rule 13d-3(d)(1) of the Exchange Act. We note the statement following the table that you have included in the table only those derivative securities with exercise prices that you believe have a reasonable likelihood of being in the money within the next sixty days. Such statement is not consistent with Rule 13d-3. Please remove and revise the disclosure in the beneficial ownership table.
Item 5 Directors and Executive Officers, page 27

3. Please expand upon the business experience during the past five years of Mr. Erik S.
         Nelson, including prior and current involvement with blank check companies. Please disclose his prior performance history with such companies, including:
                 The company's name;
             His relationship with the company;
             Whether the company has engaged in a business combination;
             Whether the company registered any offerings under the Securities Act; and
             Whether any transaction resulted in termination of his association with any blank check or shell company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity.
         In addition, please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Petersen should serve as a director as required by Item
         401(e). Please clearly identify Mr. Nelson as a promoter. See Item 401(g).
4. We note the risk factor on page 8 and the general disclosure on page 27 about conflicts of interest. Please provide disclosure of the specific conflicts of interest, specifically identifying the businesses that present a conflict of interest with this company.
Item 6. Executive Compensation, page 28

5. We note the stock awards to Mr. Nelson. Please include a footnote disclosing all assumptions made in the valuation by reference to a discussion of those assumptions in the company's financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. See Instruction 1 to Item 402(n)(2)(v) and
         (n)(2)(vi) of Regulation S-K.
 Erik S. Nelson
FirstName
UAN PowerLastNameErik   S. Nelson
             Corp
Comapany
August  30, NameUAN
            2021      Power Corp
August
Page 3 30, 2021 Page 3
FirstName LastName
Item 7. Certain Relationships and Related Transactions, page 28

6. Please disclose the material terms of the promissory note, including the share and warrant purchase included as part of the agreement. Please also provide the disclosure required by
         Item 404(a)(5) of Regulation S-K.
Item 11. Description of Registrant's Securities to be Registered, page 29

7. Please provide the disclosure required by Item 701 of Regulation S-K for each issuance of securities within the past three years.
8. Please disclose the material terms of the class A and class B warrants. Please file the warrant agreements as an exhibit. In addition, please disclose the material terms of the Series A Preferred Stock, including voting rights, as required by
Item 202 of
         Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or Pam Howell at 202-551-3357 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:      Michael Littman